Exhibit 99.1

RiskMetrics Group Questions Adequacy and Legality of Novartis’ Merger Proposal to Alcon’s Minority Shareholders

•	RiskMetrics’ Analysis Supports Alcon Independent Director Committee’s Conclusion that the Novartis Proposal is Grossly Inadequate

•	Analysis Notes that Novartis Proposal Flouts M&A ‘Best Practice’

•	Committee Renews Its Pledge to Defend the Rights of Alcon’s Minority Shareholders Through All Appropriate and Available Actions

HUENENBERG, Switzerland – February 17, 2010 – The Alcon Independent Director Committee (the “Committee”) of Alcon, Inc. (NYSE: ACL) today announced that RiskMetrics Group, Inc., a global leader in risk management, corporate governance and financial research and analysis, has raised concerns about the adequacy of the merger proposal by Novartis AG (“Novartis”) to Alcon’s minority shareholders and the legality of any attempt by Novartis to unilaterally impose a full takeover of Alcon.
In a note to clients issued yesterday, RiskMetrics presented its preliminary views on Alcon’s valuation, which are largely consistent with the views previously expressed by the Committee. Specifically, RiskMetrics’ independent analysis:

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Determined that premiums paid on precedent squeeze-out transactions were on average 18.0% and 23.8% above the 1-day and 4-week target price, respectively, as compared to the Novartis proposal which offered a discount of 7.0% and 5.0%, respectively.

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Disputed Novartis’ claims that Alcon’s stock was trading with takeover speculation, noting that “all minority interests purchased in precedent transactions would also likely have been subject to takeover speculation prior to the actual buy-in announcements, and as such, the actual premiums paid in such precedent transactions would be over and above the target’s ‘inflated’ market share price.”

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Noted that the price Nestlé negotiated for its stake two years ago is “to a large extent irrelevant to minority shareholders,” who are now being asked to consider a different price and a different form of consideration.

•	Produced an unaffected Alcon share price ranging from $149.24 to $155.63, versus the $137 that Novartis put forth, based on a variety of EBITDA and P/E based valuation methodologies.

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Addressed synergies, with RiskMetrics stating that they believe the “minority shareholders should still receive a fair share of the potential synergy value that is contingent on a full takeover of [Alcon].”

In addition, RiskMetrics questioned the spirit of the Novartis merger proposal. In particular, RiskMetrics noted that “[Novartis] is clearly aware of the many legal protections afforded

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minority shareholders in various global jurisdictions, protections designed to prevent exactly this type of situation.” As one example, RiskMetrics highlighted Article V, Section 5 of the Alcon Organizational Regulations and stated that “as soon as [Novartis] closes on its purchase of Nestlé’s 52% stake, it seems to us a challenge to argue that this provision would not apply to [Novartis], in spirit if not in fact.”
RiskMetrics also noted that “relying on technicalities to discriminate against one set of shareholders is clearly not best practice,” and that RiskMetrics will “continue to monitor this situation.”
Thomas G. Plaskett, Chairman of the Committee, said, “RiskMetrics is the leading independent advisor to investors on proxy and governance matters and its findings support our conviction that the Novartis proposal is grossly inadequate and unfair to Alcon’s minority shareholders. RiskMetrics is rightly concerned by Novartis’ attempt to trample on the rights of Alcon’s minority shareholders.”
The Committee also renewed its pledge to defend the rights of Alcon’s minority shareholders through all appropriate and available actions.
On January 4, 2010, Novartis proposed acquiring the publicly-traded minority shares of Alcon in an all-share swap, valued at the time of the announcement at $153 per Alcon share. Novartis simultaneously announced its intent to purchase a 52% stake in Alcon from Nestlé for $180 in cash. Last month, the Committee formally responded to Novartis’ merger proposal to minority shareholders, finding the price and other terms proposed by Novartis to be grossly inadequate.
Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, the Committee’s independent financial and legal advisors, are continuing their work in preparing the Committee to vigorously defend Alcon and its minority shareholders.
Important information regarding the proposal is posted on the Committee’s Web site: http://www.transactioninfo.com/alcon.

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the Committee will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations

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promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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